UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America's Car-Mart, Inc.

File No. 000-14939- CF#29893

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America's Car-Mart, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 17, 2009, as modified by the same contracts refiled with fewer redactions to Forms 8-K/A filed on August 27, 2010, August 26, 2011, July 27, 2012, and July 2, 2013.

Based on representations by America's Car-Mart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 30, 2014
Exhibit 10.2	through July 30, 2014
Exhibit 10.3	through July 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary